Exhibit (d)(2)

MUTUAL CONFIDENTIALITY AGREEMENT

This Confidentiality Agreement (“Agreement”) is entered into as of February 7, 2022 (“Effective Date”) by and between:

Ipsen Pharma SAS, organized and existing under the laws of France, located at 65 Quai Georges Gorse, 92100 Boulogne-Billancourt, France, represented by Jean-Patrick Hennebelle, VP Global Late Stage Partnering, duly authorized for the purposes of this Agreement (“Ipsen”),

and

Epizyme, Inc. organized and existing under the laws of Delaware, located at 400 Technology Square, Cambridge, MA 02139, USA, represented by Tanja Weber, SVP Business Development & Alliance Management, duly authorized for the purposes of this Agreement (“Company”)

WHEREAS, the parties are discussing possible business and/or scientific relationships or transactions related to the Company’s programs (collectively, the “Possible Transactions”).

WHEREAS, in connection with discussions to be held between Ipsen and the Company relating to one or more Possible Transactions, Confidential Information (as defined herein) of a party hereto (the “Disclosing Party”) may be disclosed by or on behalf of the Disclosing Party to the other party hereto (the “Receiving Party”).

WHEREAS, as a condition to the Disclosing Party disclosing its Confidential Information to the Receiving Party, the parties have agreed to comply with the terms and conditions of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.

For the purposes of this Agreement, the term “Affiliate” is defined as any person or entity controlling, controlled by or under common control with a party (collectively, its “Affiliates”). The term “Confidential Information” means any data or information (whether oral, written, electronic, visual or in some other form, and whether or not identified as confidential) relating to the Disclosing Party’s or its Affiliate(s)’ products, services, operations, processes, policies, plans, strategies, designs, systems, clinical and other programs, techniques, suppliers, prospective suppliers, customers, prospective customers, employees, contractors, financial information (including, without limitation, historical information, projections, forecasts, and cost and pricing data), policies and practices (including, without limitation, those pertaining to finance and accounting, and standard operating procedures), research and development (including, without limitation, plans for research and development, and products and portions thereof in development), studies (including, without limitation, clinical protocols), surveys, assay samples, formulas, compounds, data (including, without limitation, test data and clinical data), inventions, ideas, patent applications, drawings and claims, trade secrets, know-how, data or information that has been provided to the Disclosing Party by a third party on a confidential basis, and any other data or information that is disclosed by or on behalf of the Disclosing Party to the Receiving Party or any of its Representatives (as defined below) or to which the Receiving Party or any of its Representatives otherwise has access as a result of this Agreement. The Confidential Information of the Disclosing Party will also include, without limitation, all notes, analyses, compilations, studies or other documents prepared by the Receiving Party or any of its Representatives that are generated from, contain or otherwise reflect any such data or information furnished to the Receiving Party or any of its Representatives hereunder or to which the Receiving Party or any of its Representatives otherwise has access as a result of this Agreement (collectively, “Derivative Materials”).

2.

Notwithstanding Section 1, the Confidential Information of the Disclosing Party will not include any information that the Receiving Party establishes (a) is or has become generally available to the public other than as a result of a disclosure by the Receiving Party or any of its Representatives in breach of this Agreement, (b) was in the possession of, or was rightfully known by, the Receiving Party without an obligation to maintain its confidentiality prior to its receipt by the Receiving Party pursuant hereto, provided that such fact is evidenced in writing and the source of such information was not known to the Receiving Party to be bound by an obligation of confidentiality with respect to such information, (c) was or becomes available to the Receiving Party from a source other than the Disclosing Party or any of its Representatives, provided that such fact is evidenced in writing and such source was not known by the Receiving Party to be bound by an obligation of confidentiality with respect to such information or (d) is independently developed or discovered by the Receiving Party without use of or reference to any Confidential Information of the Disclosing Party.

3.

The Confidential Information of the Disclosing Party will be held by the Receiving Party in strictest confidence at all times and such Confidential Information will not be disclosed or divulged by the Receiving Party to anyone, except as expressly permitted by this Agreement. The Receiving Party will not use or allow the use of the Confidential Information of the Disclosing Party for any purpose, except for the Receiving Party’s evaluation of the Possible Transactions. Without limitation of the Receiving Party’s obligations pursuant to this Agreement, the Receiving Party agrees to safeguard all Confidential Information of the Disclosing Party with at least the same degree of care to avoid unauthorized disclosure and use as the Receiving Party uses to protect its own confidential information.

4.

The Receiving Party may disclose the Confidential Information of the Disclosing Party to the Receiving Party’s Representatives who need to know such Confidential Information for purposes of the Receiving Party’s evaluation of the Possible Transactions; provided that, prior to such disclosure, the Receiving Party shall have informed such Representatives of the confidential nature of such Confidential Information and such Representatives shall have agreed in writing to treat such Confidential Information in accordance with the terms of this Agreement or on confidentiality, nonuse and non-disclosure terms that are at least as restrictive as those of this Agreement. The Receiving Party will be responsible for any breach of this Agreement by it or any of its Representatives. As used herein, a party’s “Representatives” means such party’s Affiliates and such party’s and any of its Affiliates’ officers, directors, employees, representatives, agents and advisors (including accountants, legal counsel, and financial advisors).

5.

Neither party nor any of its Representatives will disclose to anyone the fact that any Confidential Information of the other party has been made available hereunder, that discussions are taking place concerning any Possible Transaction, or any of the terms, conditions or other facts with respect to any Possible Transaction. Except as expressly set forth herein, no right, title or interest, whether express or implied, is granted to the Receiving Party in the Confidential Information of the Disclosing Party, except for the limited right to use such Confidential Information pursuant to, and in accordance with, Section 3.

6.

If the Receiving Party or any of its Representatives becomes required pursuant to applicable law, rule or regulation (including, without limitation, subpoena, civil investigative demand, compulsory process or other legal requirement) or stock exchange or stock association rule to disclose any Confidential Information of the Disclosing Party, or if the Receiving Party or any of its Representatives is otherwise required or requested by any government or governmental agency or authority to disclose any Confidential Information of the Disclosing Party (including, without limitation, pursuant to any formal or informal investigation), then (a) the Receiving Party will promptly notify the Disclosing Party thereof in writing so that the Disclosing Party may seek a protective order or other appropriate remedy, (b) neither the Receiving Party nor any of its Representatives will oppose any action by the Disclosing Party to obtain such a protective order or other appropriate remedy and (c) the Receiving Party and its Representatives may disclose only that portion of the Confidential Information of the Disclosing Party that the Receiving Party or such Representatives (as applicable) are, in the opinion of Receiving Party’s legal counsel, legally required to disclose.

7.

If the parties elect not to pursue the Possible Transactions, or at any time upon the Disclosing Party’s request, the Receiving Party will immediately: (a) deliver the Confidential Information of the Disclosing Party (other than Derivative Materials prepared by the Receiving Party or any of its Representatives) to the Disclosing Party, without retaining any copies thereof; and (b) destroy all Derivative Materials prepared by the Receiving Party or any of its Representatives, without retaining any copies thereof; provided that the Receiving Party shall not be required to destroy any computer files stored securely by the Receiving Party that are created during automatic system back up pursuant to electronic record retention and destruction practices that apply to its own electronic files and information, and that the Receiving Party may retain one copy of the Confidential Information in the archives of its legal department for the sole and exclusive purpose of determining the rights of the parties pursuant to this Agreement, to be kept confidential and subject to the terms and conditions of this Agreement (“Retained Confidential Information”). In the event of any such return or destruction, the Receiving Party and its Representatives will continue to be bound by the terms and conditions of this Agreement. Upon the request of the Disclosing Party, the Receiving Party will promptly provide to the Disclosing Party a written confirmation that the Receiving Party and its Representatives have complied with this Section 7.

8.

The parties agree that the Disclosing Party would be irreparably injured by a breach of this Agreement by the Receiving Party that would not be compensable in money damages. Accordingly, in addition to any other rights and remedies of the Disclosing Party pursuant to this Agreement and applicable law, the Disclosing Party may seek injunctive and other equitable relief to prevent any breach or threatened breach of this Agreement.

9.

The Receiving Party will notify the Disclosing Party immediately upon discovery of any violation of this Agreement by the Receiving Party or any of its Representatives, and will cooperate with the Disclosing Party to help the Disclosing Party regain possession of any Confidential Information of the Disclosing Party disclosed by the Receiving Party or any of its Representatives in violation of this Agreement.

10.

The Disclosing Party makes no representations or warranties, express or implied, as to its Confidential Information (including, without limitation, as to the accuracy or completeness thereof). Unless and until a definitive agreement between the parties has been executed and delivered, neither party will be under any obligations of any kind to (a) engage in or continue discussions with respect to any Possible Transaction or any other transaction or business arrangement or (b) enter into any agreement, transaction or business arrangement.

11.

This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings, whether written or oral, with respect to such subject matter. This Agreement may not be amended or otherwise modified, except in a written agreement executed by both parties hereto. No failure or delay by a party in exercising any right, power or remedy hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. Neither party may assign or otherwise transfer any of its rights or obligations under this Agreement to any third party without the prior written consent of the other party, except that either party may assign its rights or delegate its obligations hereunder without such consent to any of its Affiliates, to any purchaser of all or substantially all of its assets or to any successor by merger.

12.

Any notices or communications required or permitted to be given hereunder to a party hereto may be delivered by hand, deposited with a nationally recognized overnight courier, or mailed by U.S. certified mail, return receipt requested, postage prepaid, in each case to the address of such party set forth herein. A party may change its address for the receipt of notices or communications by providing the other party with written notice thereof in accordance with this Section 12. All such notices or communications shall be deemed to have been given and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of delivery by a nationally recognized overnight courier, on the third business day following deposit with the courier and (c) in the case of U.S. certified mail, return receipt requested, postage prepaid, on the seventh business day following such mailing.

13.

This Agreement will be applicable to any Confidential Information that is disclosed by or on behalf of the Disclosing Party to the Receiving Party for the period from the Effective Date until the second (2nd) anniversary thereof (hereafter, “Exchange Period”). The rights and obligations of the parties pursuant to this Agreement shall survive for a period of ten (10) years after the end of the Exchange Period; provided, however, that (a) the rights and obligations of the parties pursuant to this Agreement with respect to any Confidential Information that constitutes a trade secret pursuant to applicable law shall survive for as long as such Confidential Information constitutes a trade secret pursuant to applicable law; and (b) subject to the preceding clause (a), the rights and obligations of the parties pursuant to this Agreement with respect to any Retained Confidential Information shall survive for a period of ten (10) years after the date on which such Retained Confidential Information is returned to the Disclosing Party or destroyed.

14.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its conflict of laws principles. All disputes and matters between the parties arising out of this Agreement shall be litigated exclusively before the United States District Court for the District of Massachusetts or, as to those lawsuits to which the United States District Court lacks subject matter jurisdiction, before a court of the Commonwealth of Massachusetts located in Middlesex County, Massachusetts, U.S.A. Each party hereto hereby irrevocably and unconditionally consents to the exclusive personal jurisdiction and service of, and venue of, any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim that any action, lawsuit or proceeding brought in any such court has been brought in an inconvenient forum.

15.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and together shall constitute one instrument. This Agreement may be executed and delivered by facsimile and other electronic means.

IN WITNESS WHEREOF, the parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives.

IPSEN PHARMA SAS	EPIZYME, INC.

/s/ Jean-Patrick Hennebelle	/s/ Tanya Weber
Name: Jean-Patrick Hennebelle	Name: Tanya Weber
Title: VP Late Stage Partnering	Title: SVP, Business Development & Alliance
Date: 09 février 2022	Date: 09 February 2022